Exhibit 4.21.2

Assignment and Assumption of Purchase and Sale Agreement

Wall Street Global Training Center, Inc., as Assignor, hereby assigns all of its right, title and interest in and to that certain purchase and sale agreement dated as of October 4, 2011 by and between Sahn Eagle LLC, a Delaware limited liability company, as Seller, and Assignor, as Buyer (the “Purchase and Sale Agreement”), to Best Work Holdings (New York) LLC, as Assignee. Assignee accepts the assignment and assumes all the obligations of the Purchase and Sale Agreement.

This October 26, 2011	ASSIGNOR:

Wall Street Global Training Center, Inc.,

	By:	/s/ Hua Lei
	Name:	Hua Lei
	Title:	Investment Director

ASSIGNEE:

Best Work Holdings (New York) LLC

	By:	/s/ Hua Lei
	Name:	Hua Lei
	Title:	Manager